Exhibit 99.4

NICE Workforce Management Reduces Costs and Increases
Productivity for Oi Telecom Group

NICE WFM consulting services on best practices result in increased occupancy by optimizing the planning and scheduling of multi-skilled agents

Ra’anana, Israel, February 17, 2016 – NICE Systems (NASDAQ: NICE) today announced that Oi Telecom Group has achieved a significant cost reduction, higher productivity and increased agent occupancy with NICE Workforce Management (WFM) and consulting services.

A series of NICE WFM workshops on best practices was held in early January, 2015 at Brasil Telecom Call Center (BRTCC), the outsourcer that is part of the Oi Telecom Group. As a result, the BRTCC staff planning team was redesigned both in functionality and processes, leading to reductions of 23% in agent management staff and 2% in FTEs in contact center agents. These employees were then reassigned to other areas of the organization, improving the value of their contribution at different points of the customer relationship chain.

With 20,000 employees in five sites across Brazil, the Oi-BRTCC Call Center handles over 54 million calls per year. Among several awards, Oi-BRTCC has been recognized by ABT (Brazilian Teleservices Association) as 2014’s best provider of technical services to telecom customers in Brazil.

Oi Telecom Group, which has been using NICE WFM and recording solutions since 2005, wanted to increase call center occupancy, reduce the time spent on generating and reviewing scheduling plans, improve productivity and integrate to both SmartSync and Genesys. With the help of NICE’s consulting services, Oi attained these goals.

NICE WFM increases call center occupancy by optimizing forecasting and scheduling. For example, staff breaks and other off-phone activities are planned according to workload ebb and flow, taking into consideration multi-skilled agent availability. As for planners, the workshops led to a better understanding of various concepts, enabling them to expedite the entire planning process. In addition, policies were reviewed and improved to facilitate agent autonomy in defining their days off and scheduling trades and changes. This has resulted in increased employee satisfaction, adherence and productivity, since agents are now available when their skills are most required.

The NICE WFM workshops also involved restructuring agent management and implementing NICE WFM schedule patterns generation features, providing the planning team with flexible and optimized schedules to respond to dynamic forecasts, staff changes and new trends. Overtime and time-off can now be managed in coordination with NICE Agent WebStation, a single portal for all WFM and performance data.

Radakian Lino, Customer Relationship Intelligence Manager, Oi Telecom Group:

“Large scale operations in the telecom customer services industry such as ours are typically impacted by economies of scale and complexities that only NICE can leverage with features such as skill routing simulation, multi-skill efficiencies, agent self-service including schedule trades and changes, and flexible and smart work rules definitions.”

Luiz Camargo, Managing Director, NICE Brazil:

“NICE and Oi-BRTCC have a long term partnership and we are glad to see that our solutions keep bringing positive impacts to their operations. The flexibility of our applications provides the strong support they need to accommodate their ever changing business dynamics in which operational models continue to evolve.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Camargo, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.